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                              June 11, 2024

       Dezhi Liu
       Chief Executive Officer
       Oriental Rise Holdings Limited
       No. 48 Xianyu Road
       Shuangcheng Town, Zherong County
       Ningde City, Fujian Province
       People   s Republic of China

                                                        Re: Oriental Rise
Holdings Limited
                                                            Post-Effective
Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed May 13, 2024
                                                            File No. 333-274976

       Dear Dezhi Liu:

                                                        We have reviewed your
post-effective amendment and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that you "intend to list the Ordinary Shares on the Nasdaq Capital
                                                        Market under the symbol
   ORIS.    Please revise to disclose whether you have filed a
                                                        listing application
with Nasdaq.
   2. We note your disclosure that on January 24, 2024, you received a filing notice from the
                                                        CSRC in relation to the
offering, which indicated that you completed the required filing application procedures
for this offering. Please confirm in writing that you will notify us promptly of any changes
to your disclosure regarding or requested by the CSRC. Please also confirm that you
will file any required additional materials with the CSRC should this post-effective
amendment trigger any additional filing procedures with the CSRC.
 Dezhi Liu
Oriental Rise Holdings Limited
June 11, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julie Sherman at 202-551-3640 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

FirstName LastNameDezhi Liu                                Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameOriental Rise Holdings Limited
                                                           Services
June 11, 2024 Page 2
cc:       Joe Laxague, Esq.
FirstName LastName